

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2015

Mail Stop 4631

<u>Via E-Mail</u>
C. Douglas Mitchell
Chief Financial Officer
Medbox, Inc.
600 Wilshire Blvd. Suite 1500
Los Angeles, CA 90017

  Re: **Medbox, Inc.**
    Preliminary Information Statement on Schedule 14C
    Filed August 26, 2015
    File No. 000-54928

Dear Mr. Mitchell:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jay Ingram

          Jay Ingram
          Legal Branch Chief
          Office of Manufacturing and
          Construction

cc: <u>Via E-Mail</u>
   Scott Schwartz
   Manatt, Phelps & Phillips, LLP